EXHIBIT 99.1

For Immediate Release	Date: June 11, 2023
23-48-TR

Teck Confirms Glencore’s is One of a Number of Proposals Under Consideration Related to Steelmaking Coal Business

VANCOUVER, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today commented on its previously announced engagement with several parties that have submitted unsolicited indications of interest regarding various forms of potential transactions involving Teck’s steelmaking coal business.

Teck’s Board of Directors and independent Special Committee, in accordance with its fiduciary duties to shareholders, are continuing to consider and evaluate all actionable, value-accretive proposals received relating to Teck’s steelmaking coal business to determine whether they are in the best interests of Teck’s shareholders and all stakeholders.

As part of this ongoing review, Teck confirms it is engaging with Glencore around their proposal regarding the steelmaking coal business. The proposal is preliminary in detail, conditional and non-binding.

The high degree of interest expressed by a wide range of parties underscores the value of Teck’s high-margin, long-life steelmaking coal assets. Teck intends to continue to engage with all parties that have indicated interest to identify a path that realizes value for shareholders while ensuring continued responsible operations in the Elk Valley to support a sustainable future for the benefit of employees, local communities and Indigenous Peoples.

There can be no assurance that any transaction will result from the engagement between Teck and the various interested counterparties regarding the steelmaking coal business. Teck does not intend to provide any further updates until it determines that a disclosure is required.

Advisors

Barclays Capital Canada Inc., Ardea Partners LP, and TD Securities Inc. are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements

This news release contains certain information which constitutes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian or U.S. securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding plans and the potential for transactions involving Teck’s steelmaking coal business; Teck’s expectations regarding the impacts of any such transaction in terms of creating value for shareholders and impact on other stakeholders; and statements with respect to Teck’s business and assets and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Teck’s control. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: terms on which parties are prepared to engage on a transaction; receipt of regulatory and other approvals that may be required for any separation or other transaction; market factors such as commodity prices and general economic conditions; changes in currency and exchange rates; and other factors impacting steelmaking coal, copper and base metals markets and the global financial system.. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, Teck does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

2